UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the three months ended March 31, 2022.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on October 1, 2021 (File No. 333-259962).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general LNG shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates;
•	our future operating or financial results;
•	global and regional economic and political conditions or events, including "trade wars" and other, including armed conflicts, piracy or acts by terrorists;
•	fluctuations in interest rates and foreign exchange rates;
•	stability of Europe and Euro;
•	our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•	the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including LNG, and thus transportation of LNG;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into and successfully deliver out vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);

FLEX LNG Ltd.

•	estimated future maintenance and replacement capital expenditures;
•
the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	customers’ increasing emphasis on environmental and safety concerns;
•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise;
•	potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•
fluctuations in currencies and interest rates and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•	dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•
the length and severity of epidemics and pandemics, including the novel coronavirus (“COVID-19”) and its impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	the arresting or attachment of one or more of the Company’s vessels by maritime claimants;
•	potential requisition of the Company’s vessels by a government during a period of war or emergency;
•	treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•	being required to pay taxes on U.S. source income;
•	the Company’s operations being subject to economic substance requirements;
•	the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
•	the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•	the impact of adverse weather and natural disasters;
•	potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as January 1, 2020;
•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•	the impact of public health threats and outbreaks of other highly communicable diseases;

FLEX LNG Ltd.

•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•	the impact of port or canal congestion;
•	the length and number of off-hire periods; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below).

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: May 13, 2022

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2022 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2021, or our Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 17, 2022.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet.

Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Swiss Franc," and "CHF" are to the lawful currency of Switzerland and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our common shares currently trade on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the ticker symbol "FLNG".
We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of May 13, 2022, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet."

Our business currently focuses on the expansion of our Fleet and execution of our chartering strategy to seek balanced employment for the vessels in our Fleet through actively marketing our vessels in both the term and spot market.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about our Fleet as of May 13, 2022:

Vessel Name	Cargo Capacity (cbm)	Propulsion	Year Built	Shipyard(1)	Charter expiration(2)
Flex Endeavour	173,400	MEGI	2018	DSME	Q1 2025(3)
Flex Enterprise	173,400	MEGI	2018	DSME	Q1 2023(4)
Flex Ranger	174,000	MEGI	2018	SHI	Q1 2025(3)
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2023(5)
Flex Constellation	173,400	MEGI	2019	DSME	Q2 2024(6)
Flex Courageous	173,400	MEGI	2019	DSME	Q1 2025(7)
Flex Aurora	174,000	X-DF	2020	HSHI	Q1 2026(3)
Flex Amber	174,000	X-DF	2020	HSHI	Q4 2022(4)
Flex Artemis	173,400	MEGI	2020	DSME	Q3 2025(8)
Flex Resolute	173,400	MEGI	2020	DSME	Q1 2025(9)
Flex Freedom	173,400	MEGI	2021	DSME	Q1 2027(3)
Flex Volunteer	174,000	X-DF	2021	HSHI	Q1 2026(3)
Flex Vigilant	174,000	X-DF	2021	HSHI	Q2 2024(3)

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(3)	The charterer has the option to extend the charter for an additional two years.
(4)	The charterer has options to extend the charter for an additional one year.
(5)	There is no extension option on this charter party agreement.
(6)	The charterer has the option to extend the charter for an additional three years.
(7)	The charterer has the option to extend the charter for an additional four years.
(8)	The charterer has options to extend the charter for an additional five years.
(9)	The charterer has the option to extend the charter for an additional six years.

Employment of Our Fleet and Our Customers

In March 2022, an addendum to the existing time charter agreement with Cheniere Marketing International ("Cheniere") was signed, nominating Flex Volunteer as the fourth vessel and adjusting the commencement of the charter to April 2022, which was originally set to commence in the third quarter 2022. The charter has a fixed rate of hire and a firm period ending in the first quarter 2026.

In April 2022, the option for a fifth time charter agreement with Cheniere was declared for the vessel Flex Aurora. This fixed rate charter will commence in the third quarter 2022 and has a firm period ending in the first quarter 2026.

Other business updates

In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.

On May 10, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.

FLEX LNG Ltd.
ESG update

On May 11, 2022, the Company's fourth annual ESG report for 2021 was published and can be found on the Company's website. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board in line with previous years.

COVID-19 update

The spread of the novel coronavirus (hereinafter referred to as COVID-19), which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. This has resulted in greater volatility in the price of LNG, which has seen a sharp decline. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes on the vessels in our Fleet. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes on the vessels in our Fleet. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing. In addition, the sharp decline in both short and long-term interest rates has reduced the overall cost of our floating rate debt, but has resulted in a significant loss, most of which is unrealized, on our interest rate swaps, whereby floating interest rates have been swapped to fixed interest rates.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results.

Uncertainties caused by the Russo-Ukrainian War

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company's business may be adversely impacted. Currently, the Company's charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company's business, financial condition, results of operation and cash flows.

RESULTS OF OPERATIONS
Three months ended March 31, 2022 compared to the three months ended March 31, 2021

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2022 and 2021.
Vessel operating revenues

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Vessel operating revenues	74,570	81,260

Vessel operating revenues decreased by $6.7 million to $74.6 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The decrease of vessel operating revenues is due to a weaker spot market in the first quarter of 2022 compared to 2021, which affected three of our vessels on market linked contracts and approximately 1.5 vessels trading in the spot market and short term Time Charter market. This was offset by an increase in the size of our fleet from ten to thirteen vessels between January and May 2021 and an improved average fixed rate of hire for longer term contracts in the first quarter 2022 compared to 2021.

FLEX LNG Ltd.
Voyage expenses

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Voyage expenses	(1,354)	(1,296)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, increased by $0.1 million to $1.4 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

Vessel operating expenses

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Vessel operating expenses	(14,351)	(14,251)

Vessel operating expenses increased by $0.1 million to $14.4 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. Vessel operating expenses for the first quarter 2022, include an out-of-period adjustment of $2.9 million as further described in Note 2. With the exception of the aforementioned adjustment, there was an increase in vessel operating expenses due to an increase in our fleet size as well as increased employee related costs. compared to the three months ended March 31, 2021.

Administrative expenses

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Administrative expenses	(2,697)	(1,727)
Administrative expenses increased by $1.0 million to $2.7 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The increase in administrative expenses is primarily due to performance bonuses declared and paid to staff in the first quarter 2022, whereas the performance bonus for 2021 was declared and paid in the second quarter of 2021.
Depreciation

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Depreciation	(17,809)	(16,236)
Depreciation increased by $1.6 million to $17.8 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The increase in depreciation is due to the increase in our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021, resulting in greater depreciation charged.
Interest income

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Interest income	29	7

FLEX LNG Ltd.
Interest expense

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Interest expense	(14,639)	(13,525)
Interest expense increased by $1.1 million to $14.6 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The increase in interest expense was primarily due to the increase in fleet size from ten to thirteen vessels between January and May 2021, coupled with an increase in LIBOR rates, on average, in the period.
Gain/(loss) on derivatives

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Gain/(loss) on derivatives	31,864	12,935
Gain on derivatives improved by $18.9 million to $31.9 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. This is due to the positive development in interest rates in the period, resulting in an increase in the fair value of our derivatives.

Other financial items

(unaudited figures in thousands of $)	Three months ended
	March 31,
	2022	2021
Other financial items	164	69
Other financial items have increased by $0.1 million to $0.2 million in the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of March 31, 2022, we reported cash, cash equivalents and restricted cash of $174.5 million, which represented a decrease of $26.7 million, compared to $201.2 million as of December 31, 2021. In the three months ended March 31, 2022, the movements in cash consisted of $42.5 million from operating activities, $0.0 million from investing activities, offset by $69.1 million from financing activities. Net cash used in financing activities in the three months ended March 31, 2022, includes regular repayments of long-term debt of $28.6 million, $0.7 million scheduled reduction of the revolving tranche under the $100 Million Facility and dividend payments of $39.8 million.

FLEX LNG Ltd.
Financing information

$375 Million Facility

In March 2022, the Company, through its vessel owning subsidiaries, signed a $375 million secured term and revolving credit facility with a syndicate of banks to re-finance existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus a margin of 210 basis points. Secured Overnight Funding Rate ("SOFR"), is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing the London interbank offered rate ("LIBOR"). In April 2022, the Company made a drawdown of $125 million under the revolving tranche of the facility. In connection with the drawdown, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility which financed the vessel, Flex Ranger and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback. The third vessel, Flex Endeavour, is expected to be drawn in the third quarter of 2022. The remaining balance of $113.6 million, after deducting for financing costs, was paid from cash and $125 million commitment under the revolving tranche of the facility, remains available for general corporate purposes.

$320 Million Sale and Leaseback

In April 2022, the Company, through its vessel owning subsidiaries, signed two sale and leaseback agreements with an Asian based lease provider to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration, equivalent to the market value of each vessel, and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. In May 2022, upon closing of the transaction, the Company received net consideration, after deducting for financing costs, of $317.1 million and used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Facility.

Interest Rate Swaps
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at March 31, 2022, the Company has fixed the interest rate on a total amortized notional amounts of $876.3 million with a weighted average fixed interest rate of 1.25% for a weighted average duration of 4.6 years.

In the three months ended March 31, 2022, the Company entered into three new interest rate swap agreements, swapping a floating rate, based on SOFR, to a fixed rate of interest. Whereby notional amounts of $50.0 million, $50.0 million and $100.0 million, were swapped to fixed interest rates of 1.77%, 1.75% and 1.26% respectively with ten year tenors. The $100 million interest swap agreement has a four year forward start.

Loan Covenants

Certain of our financing agreements contain, among other things, the following financial covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.25 to 1.0;
•a positive working capital; and
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million; and
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents.
•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

Our financing agreements discussed above contain, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:

FLEX LNG Ltd.
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of March 31, 2022, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2022 and 2021.

(in thousands of $)	Three months ended
	March 31,
	2022	2021
Net cash provided by operating activities	42,450	43,903
Net cash used in investing activities	(1)	(136,854)
Net cash provided by financing activities	(69,141)	103,006
Effect of exchange rate changes on cash	30	77
Net change in cash, cash equivalents and restricted cash	(26,662)	10,132
Cash, cash equivalents and restricted cash at beginning of period	201,170	128,962
Cash, cash equivalents and restricted cash at end of period	174,508	139,094

FLEX LNG Ltd.
Operating Activities
Net cash provided by operating activities decreased by $1.4 million to $42.5 million for the three months ended March 31, 2022, compared to cash provided of $43.9 million for the three months ended March 31, 2021.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by vessel operating revenues of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters (iv) increases in interest expense as a result of debt repayments on fixed and floating rate facilities, along with the fluctuations in LIBOR rates:
i.During the period we had exposure to the spot market. The majority of our ships are on long term fixed rate charter hires, however, we had one vessel on the spot market as well as three vessels on market indexed variable rate charter party agreements in the three months to March 31, 2022, increasing our exposure to the market. Any increase or decrease in the average LNG carrier market rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. Our operating activities is impacted by both movements in operating revenues, as determined by market rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2022, there were lower LNG carrier market rates which affected any such vessels operating in the spot market and those on variable rate agreements. This resulted in impacted operating activities achieved in 2022;
ii.Detailed information on the size and composition of our fleet is disclosed in "Our Fleet". The increase in our fleet size from 10 to 13 vessels following the successful delivery of Flex Freedom, Flex Volunteer and Flex Vigilant between January 2021 and May 2021 resulted in an increase in cash paid relating to voyage expenses, ship operating expenses and interest expense of $0.3 million when comparing the three months ended March 31, 2022 to the three months ended March 31, 2021;
iii.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $3.4 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for all of our vessels operate under time charters and are typically billed in advance;
iv.The increase in the Company's debt facilities, along with the increased LIBOR rates has resulted in an increase in interest paid of $1.1 million in the three months ended March 31, 2022 compared to the three months ended March 31, 2021.
Investing Activities
Net cash used in investing activities decreased by $136.9 million to $0.0 million in the three months ended March 31, 2022, compared to cash used of $136.9 million in the three months ended March 31, 2021.

Net cash used in investing activities of $136.9 million in the three months ended March 31, 2021 was primarily due to the delivery of the Flex Freedom and Flex Volunteer, making final payments of $4.7 million and $127.0 million respectively, under the purchase agreements, net of $235.6 million already prepaid in prior periods, and had a total additional capital expenditure of $5.1 million on the newbuilding vessels.

Financing Activities

Net cash used in financing activities improved by $172.1 million to $69.1 million in the three months ended March 31, 2022, compared to net cash provided by financing activities of $103.0 million in the same period to March 31, 2021.

Net cash used in financing activities in the three month period to March 31, 2022 was due to:
•dividend payments of $39.8 million;
•scheduled repayments of long-term debt of $28.6 million; and

•repayment of the revolving tranche under the $100 Million Facility of $64.1 million.

FLEX LNG Ltd.
These items were partially offset by:

•drawdown of the revolving tranche under the $100 Million Facility of $63.4 million.

In the three months to March 31, 2021, net cash provided by financing activities in the three months ended March 31, 2021 includes $100 million and $25 million drawn under the term and revolving tranches of the $125 Million Facility in relation with the delivery of Flex Volunteer and a net drawdown of $19.3 million under revolving tranche of the $100 Million Facility. This was offset by regular repayments of long-term debt of $20.0 million, dividend payments of $16.1 million and the purchase of 597,203 treasury shares at an aggregate cost of $5.3 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP, CHF and NOK. A portion of our dividends, if any, may also be paid in NOK due to our listing on the OSE. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows.

Interest rate risk
We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

As of March 31, 2022, the Company's net outstanding debt, which was at variable interest rates and net of interest rate swaps agreements, was $1,605.3 million.

As of March 31, 2022, we had entered into twenty interest rate swap transactions to reduce the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The total amortized notional principal of all of our interest rate swaps was $876.3 million with a weighted average fixed interest rate of 1.25%. Please see “Note 11. Financial Instruments” to our unaudited interim condensed consolidated financial statements.

Liquidity Risk

We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors. Upon delivery of the respective vessels from the yards, we expect to finance remaining delivery payments that are due through available liquidity, debt financing and lease financing.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

FLEX LNG Ltd.
Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolesce and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of a LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level it also includes the ability to secure employment contracts on reasonable terms for the vessels under construction; and obtaining financing and working capital on reasonable terms.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2022 and 2021
(in thousands of $, except per share data)

	Three months ended
	March 31,
	2022	2021
Revenues
Vessel operating revenues	74,570	81,260

Operating expenses
Voyage expenses	(1,354)	(1,296)
Vessel operating expenses	(14,351)	(14,251)
Administrative expenses	(2,697)	(1,727)
Depreciation	(17,809)	(16,236)
Operating income	38,359	47,750

Other income/(expenses)
Interest income	29	7
Interest expense	(14,639)	(13,525)
Gain/(loss) on derivatives	31,864	12,935
Other financial items	164	69
Income before tax	55,777	47,236
Income tax expense	(16)	(8)
Net income	55,761	47,228

Earnings/(loss) per share:
Basic and diluted	1.05	0.88
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2022 and 2021
(in thousands of $)

	Three months ended
	March 31,
	2022	2021
Net income/(loss)	55,761	47,228
Total other comprehensive income/(loss)	—	—
Total comprehensive income/(loss)	55,761	47,228
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 2022 and December 31, 2021
(in thousands of $, except share data)

	March 31,	December 31,
	2022	2021
ASSETS

Current assets
Cash and cash equivalents	174,053	200,652
Restricted cash	455	518
Inventory	5,206	6,453
Receivables due from related parties	129	228
Other current assets	13,966	17,040
Total current assets	193,809	224,891

Non-current assets
Derivative instruments	34,473	5,862
Vessels and equipment, net	2,324,357	2,342,165
Other fixed assets	3	3
Total non-current assets	2,358,833	2,348,030
Total assets	2,552,642	2,572,921

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	81,800	81,472
Derivative instruments	—	4,764
Payables due to related parties	429	348
Accounts payable	4,005	2,016
Other current liabilities	37,551	42,987
Total current liabilities	123,785	131,587

Non-current liabilities
Long-term debt	1,523,463	1,551,947
Total non-current liabilities	1,523,463	1,551,947
Total liabilities	1,647,248	1,683,534

Equity
Share capital (March 31, 2022: 54,110,584 (December 31, 2021: 54,110,584) shares issued, par value $0.10 per share)	5,411	5,411
Treasury shares (March 31, 2022: 980,000 (December 31, 2021: 980,000)	(9,449)	(9,449)
Additional paid in capital	1,189,154	1,189,060
Accumulated deficit	(279,722)	(295,635)
Total equity	905,394	889,387
Total equity and liabilities	2,552,642	2,572,921
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2022 and 2021
(in thousands of $)

	Three months ended
	March 31,
	2022	2021
Operating activities
Net income/(loss)	55,761	47,228
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	17,809	16,236
Amortization of debt issuance costs.	1,137	1,165
Share-based payments	94	72
Foreign exchange loss/(gain)	(20)	(104)
Change in fair value of derivative instruments	(33,375)	(14,552)
Other	(10)	(1,662)
Changes in operating assets and liabilities, net:
Inventory	1,247	(1,821)
Trade accounts receivable, net	35	4,050
Accrued income	5,282	5,155
Prepaid expenses	(1,681)	3,775
Other receivables	(562)	196
Receivables due from related parties	99	(451)
Payables due to related parties	81	265
Accounts payable	1,989	1,749
Accrued expenses	(1,299)	(1,031)
Deferred charter revenue	(1,602)	(16,933)
Other current liabilities	(2,307)	451
Provisions	(228)	115
Net cash provided by operating activities	42,450	43,903

Investing activities
Purchase of other fixed assets	(1)	(2)
Purchase to vessels and equipment	—	(136,852)
Net cash provided used in investing activities	(1)	(136,854)

Financing activities
Purchase of treasury shares	—	(5,257)
Repayment of long- term debt	(28,615)	(19,995)
Proceeds of revolving credit facility	63,421	91,053
Repayment of revolving credit facility	(64,079)	(46,710)
Proceeds from long-term debt	—	100,000
Financing costs	(20)	—
Dividends paid	(39,848)	(16,085)
Net cash (used in)/provided by financing activities	(69,141)	103,006

Effect of exchange rate changes on cash	30	77
Net increase/(decrease) in cash, cash equivalents and restricted cash	(26,662)	10,132

Cash, cash equivalents and restricted cash at the beginning of the period	201,170	128,962
Cash, cash equivalents and restricted cash at the end of the period	174,508	139,094

Supplemental Information
Interest paid, net of amounts capitalized	(14,964)	(11,635)
Income tax paid	(17)	(41)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2022 and 2021
(in thousands of $, except number of shares)

	Three months ended
	March 31,
	2022	2021
Number of shares outstanding
At beginning of period	53,130,584	53,907,787
Treasury shares purchased	—	(597,203)
At end of period	53,130,584	53,310,584

Share capital
At beginning of period	5,411	5,411
At end of period	5,411	5,411

Treasury shares
At beginning of period	(9,449)	(1,661)
Treasury shares purchased at cost	—	(5,257)
At end of period	(9,449)	(6,918)

Additional paid in capital
At beginning of period	1,189,060	1,190,333
Stock option expense	94	72
At end of period	1,189,154	1,190,405

Accumulated deficit
At beginning of period	(295,635)	(358,908)
Net income/(loss)	55,761	47,228
Dividends paid	(39,848)	(16,085)
At end of period	(279,722)	(327,765)
Total equity	905,394	861,133
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of March 31, 2022, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2022.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Out-of-period adjustment
In the three months ended March 31, 2022, we recorded an out-of-period adjustment to prospectively correct prior period accounting errors of $1.0 million and $1.9 million relating to the overstatement of our technical ship management fees within vessel operating expenses for the years ended December 31, 2020 and 2021, respectively. As a result of the adjustment, in the three months ended March 31, 2021, we recorded a decrease in our vessel operating expense and a decrease to our other current liabilities of $2.9 million. In the three months ended March 31, 2022, this adjustment increased the Company's net income by $2.9 million. We evaluated the errors for years ended December 31, 2020 and 2021 and concluded that the accounting errors were not material to the previously issued financial statements. We also evaluated the materiality of the impacts of the out-of-period adjustment required to correct the accounting errors and concluded that it was not material to the estimated income for the full fiscal year ending December 31, 2022 or its effect on the trend in earnings.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.
3.     RECENT ACCOUNTING PRONOUNCEMENTS
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

FLEX LNG Ltd.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(in thousands of $, except share data)	Three months ended
	March 31,
	2022	2021
Net income	55,761	47,228

Weighted average number of ordinary shares	53,130,584	53,668,939
Share options	218,364	186,000
Weighted average number of ordinary shares, adjusted for dilution	53,348,948	53,854,939

Earnings per share:
Basic and Diluted	1.05	0.88

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(in thousands of $)	March 31,	December 31,
	2022	2021
Cash and cash equivalents	174,053	200,652
Restricted cash	455	518
Cash, cash equivalents and restricted cash	174,508	201,170

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	March 31,	December 31,
	2022	2021
Trade accounts receivable, net	5,235	5,270
Accrued income	1,723	7,005
Prepaid expenses	4,168	2,487
Other receivables	2,840	2,278
Total other current assets	13,966	17,040

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of March 31, 2022 (December 31, 2021: $nil).

FLEX LNG Ltd.
7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	March 31,	December 31,
	2022	2021
Accrued expenses	11,308	12,607
Deferred charter revenue	25,271	26,873
Other current liabilities	594	2,901
Provisions	378	606
Total other current liabilities	37,551	42,987

8.     VESSELS AND EQUIPMENT, NET
Movements in the three months ended March 31, 2022 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2021	2,467,470	32,500	2,499,970
Additions	—	—	—
Newbuildings	—	—	—
Disposals	—	—	—
At March 31, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At December 31, 2021	(143,923)	(13,882)	(157,805)
Charge	(16,206)	(1,602)	(17,808)
Disposals	—	—	—
At March 31, 2022	(160,129)	(15,484)	(175,613)

Net book value
At December 31, 2021	2,323,547	18,618	2,342,165
At March 31, 2022	2,307,341	17,016	2,324,357
The net book value of vessels that serve as collateral for the Company's long-term debt (Note 10) was $2,324.4 million as at March 31, 2022 (December 31, 2021: $2,342.2 million). The net book value of the vessels Flex Rainbow, Flex Enterprise, Flex Endeavour and Flex Amber further referred to in Note 10 was $719.6 million as at March 31, 2022 (December 31, 2021: $748.5 million).
9.     COMMITMENTS AND CONTINGENT LIABILITIES
As of March 31, 2022, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	36,501	49,640	—	86,141
2 years	37,660	49,640	—	87,300
3 years	38,768	39,196	281,184	359,148
4 years	39,998	32,376	257,000	329,374
5 years	41,298	38,744	—	80,042
Thereafter	507,327	173,826	—	681,153
Total	701,552	383,422	538,184	1,623,158

FLEX LNG Ltd.
10.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	March 31,	December 31,
	2022	2021
U.S. dollar denominated floating rate debt
$250 Million Term Loan Facility	217,188	220,313
$50 million term loan under $100 Million Facility	43,422	44,080
Flex Rainbow Sale and Leaseback	129,938	131,906
$629 million term loan facility	597,574	613,512
Flex Amber Sale and Leaseback	145,539	147,712
Total U.S. dollar floating rate debt	1,133,661	1,157,523

U.S. dollar denominated fixed rate debt
Hyundai Glovis Sale and Charterback	268,241	271,381
Volunteer Sale and Leaseback	157,834	159,448
Total U.S. dollar denominated fixed rate debt	426,075	430,829

U.S. dollar denominated revolving credit facilities
$50 million revolving tranche under $100 Million Facility	63,422	64,080
Total U.S. dollar denominated revolving credit facilities	63,422	64,080

Total debt	1,623,158	1,652,432

Less
Current portion of debt	(86,141)	(85,879)
Long-term portion of debt issuance costs	(13,554)	(14,606)
Long-term debt	1,523,463	1,551,947
Flex Rainbow Sale and Leaseback

In July 2018, the Company, through its wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned Flex Rainbow, entered into a sale and leaseback transaction (the "Flex Rainbow Sale and Leaseback"), for the vessel with a Hong Kong-based lessor for a lease period of 10 years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the 10 years lease period. The agreement includes fixed price purchase options, whereby we have the option to re-purchase the vessel on or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. The facility includes a covenant that requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease. As of March 31, 2022 , the net outstanding balance under the lease was $129.2 million (December 31, 2021: $131.1 million ).

In March 2022, as discussed further below, the Company signed an agreement for the re-financing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility. Upon closing of the transaction in May 2022, the Flex Rainbow Sale and Leaseback was prepaid in full, for more information refer to Note 16: Subsequent events.

$250 Million Term Loan Facility

In April 2019, the Company, through two of its vessel owning subsidiaries, entered into a $250 million secured term loan facility (the "$250 Million Term Loan Facility") with a syndicate of banks for the part financing of the newbuildings Flex Constellation and Flex Courageous. The first $125 million tranche was drawn in June 2019 upon delivery of Flex Constellation, and the remaining $125 million tranche was drawn in August 2019 upon delivery of Flex Courageous. The facility has a term of five years from delivery of the last vessel, Flex Courageous, and bears interest at LIBOR plus a margin of 2.35% per annum. As of March 31, 2022, the net outstanding balance under the facility was $216.3 million (December 31, 2021: $219.2 million). The facility includes various financial covenants, as described below.

FLEX LNG Ltd.

In April 2022, as discussed further below, the Company signed agreements for the re-financing of the vessels Flex Constellation and Flex Courageous under the $320 Million Sale and Leaseback. The upon closing of the agreements in May 2022 the $250 Million Term Loan Facility was prepaid in full, for more information refer to Note 16: Subsequent events.

Hyundai Glovis Sale and Charterback

In April 2019, the Company, through two of its vessel owning subsidiaries, entered into sale and time charter agreements with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Endeavour and Flex Enterprise (the "Hyundai Glovis Sale and Charterback"). The transactions were executed at the end of July 2019, whereby the vessels were sold for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller's credit of $60 million per vessel. The vessels have been chartered back on a time-charter basis to the vessel owning subsidiaries for a period of 10 years. The agreements include fixed price purchase options, whereby the Company will have annual options to acquire the vessels during the term of the time-charters. The first option is exercisable on the third anniversary of closing of the transactions and the last option at expiry of the 10 years charter periods. At the end of the 10 years charter periods, Hyundai Glovis will have the right to sell the vessels back to the Company for a net consideration of $75 million per vessel, net of the $60 million seller's credit per vessel. As of March 31, 2022, the total net outstanding balance under the leases was $266.4 million (December 31, 2021: $269.5 million).

In March 2022, as discussed further below, the Company signed an agreement for the re-financing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility. Under the re-financing, the Flex Endeavour is due to be re-financed in the third quarter 2022.

$100 Million Facility

In July 2019, the Company, through one of its vessel owning subsidiaries, entered into a $100 million term loan and revolving credit facility (the "$100 Million Facility") with a syndicate of banks to refinance the vessel Flex Ranger. The new facility is divided into a $50 million term loan and a $50 million revolving credit facility. The facility has a term of five years and bears interest of LIBOR plus a margin of 2.25% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt net of any cash and cash equivalents. In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts. As of March 31, 2022, the net outstanding balance under the facility was $106.8 million (December 31, 2021: $108.1 million) including the fully drawn revolving tranche balance of $63.4 million.

In March 2022, as discussed further below, the Company signed an agreement for the re-financing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility. Upon closing of the transaction in May 2022, the $100 Million Facility was prepaid in full, for more information refer to Note 16: Subsequent events.

$629 Million Term Loan Facility

In February 2020, the Company, through five of its vessel owning subsidiaries, entered into a $629 million term loan facility (the "$629 Million Term Loan Facility"), with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for five newbuildings scheduled for delivery during 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment, which was utilized to increase the Commercial Loan on the Flex Artemis by $10 million in July 2020.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date of November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. The facility includes various financial covenants, as described below.

FLEX LNG Ltd.
As of March 31, 2022, the net outstanding balance under the facility was $586.8 million (December 31, 2021: $602.1 million).
Flex Amber Sale and Leaseback

In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback transaction (the "Flex Amber Sale and Leaseback") with an Asian based leasing house for the newbuilding Flex Amber, which is scheduled for delivery in 2020. Under the terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of 10 years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the lease period, the Company has an obligation to purchase the vessel for $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The facility includes various financial covenants, as described below.

As of March 31, 2022, the net outstanding balance under the facility was $143.9 million (December 31, 2021: $146.0 million).

Flex Volunteer Sale and Leaseback

In November 2021, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback agreement with a Japanese based lessor for the vessel, Flex Volunteer (the "Flex Volunteer Sale and Leaseback"). The transaction was executed in December 2021, whereby the vessel was sold for a gross consideration of $215.0 million , with a net consideration to the Company of $160.0 million adjusted for a Charterers' down payment of $55.0 million. The agreement is treated as a financing arrangement for accounting purposes, whereby the net consideration received is considered the financed amount. The vessel has been chartered back on a bareboat charter basis for a period of 10 years with a fixed daily rate of hire rate, split as interest and principal repayments. At the end of the ten year bareboat charter period, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80.0 million.
As of March 31, 2022, the net outstanding balance under the facility was $155.9 million (December 31, 2021: $157.4 million).
$375 Million Facility

In March 2022, the Company, through its vessel owning subsidiaries, signed a $375 million term and revolving credit facility (the "$375 Million Facility") with a syndicate of banks with a term of approximately 6 years. The facility will be used to re-finance the existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus a margin of 210 basis points. Secured Overnight Funding Rate ("SOFR"), is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing the London interbank offered rate ("LIBOR").

The commitments under both the term loan Facility and the revolving Facility shall be split with 1/3 allocated to each respective borrower after the initial utilization phase. During the initial utilization phase, the following adjustments will apply: all commitments in respect of Flex Ranger and Flex Rainbow shall be made available under the revolving facility until the earlier of a) utilization in respect of Flex Endeavour and b) 30 August 2022, following which 1/3 of all commitments for all Vessels shall constitute the term loan facility.

The facility contains financial covenants which require the Company on a consolidated basis to maintain: a book equity ratio of minimum 0.25 to 1.0; positive working capital; and minimum liquidity of the higher of $25 million and 5% of our total interest bearing financial indebtedness net of cash and cash equivalents. The facility also contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.

FLEX LNG Ltd.
$320 Million Sale and Leaseback

In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets with an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has an obligation to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The facility contains a collateral maintenance test, necessary to maintain the fair market value of the vessel securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. The agreements were signed in April 2022 and were completed in May 2022, for more information see Note 16: Subsequent events.

Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum 0.25 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of March 31, 2022, all financial covenants have been met accordingly.

FLEX LNG Ltd.
11.     FINANCIAL INSTRUMENTS
Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into a total of 20 interest rate swap transactions, whereby LIBOR on amortized notional amounts of $876.3 million as per March 31, 2022 (December 31, 2021: $677.8 million), has been swapped to a fixed rate.
In March 2022, the Company entered into three new interest rate swap agreements, swapping a variable rate of interest based on SOFR to a fixed rate of interest. Whereby, notional amounts of $50.0 million, $50.0 million and $100.0 million, were swapped to fixed interest rates of 1.77%, 1.75% and 1.26% respectively, each with a duration of ten years. The $100 million interest swap agreement has a four year forward start.
Our interest rate swap contracts as of March 31, 2022, of which none are designated as hedging instruments, are summarized as follows:

(in thousands of $)	Notional principal	Effective date	Maturity date	Floating rate benchmark	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	LIBOR	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	LIBOR	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	LIBOR	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	LIBOR	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	LIBOR	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	LIBOR	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	LIBOR	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	LIBOR	1.43%
Receiving floating, pay fixed	46,250	August 2020	August 2025	LIBOR	0.35%
Receiving floating, pay fixed	23,125	August 2020	August 2025	LIBOR	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	LIBOR	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	0.37%
Receiving floating, pay fixed	46,875	October 2020	October 2025	LIBOR	0.41%
Receiving floating, pay fixed	25,000	March 2021	June 2024	LIBOR	0.35%
Receiving floating, pay fixed	50,000	June 2021	November 2025	LIBOR	0.74%
Receiving floating, pay fixed	50,000	February 2022	February 2032	SOFR	1.77%
Receiving floating, pay fixed	50,000	March 2022	March 2032	SOFR	1.75%
Receiving floating, pay fixed	100,000	March 2026	March 2032	SOFR	1.26%
	876,250

FLEX LNG Ltd.

At March 31, 2022, the Company recorded a derivative instrument liability of $— million (December 31, 2021: $4.8 million) and a derivative instrument asset of $34.5 million (December 31, 2021: $5.9 million) in relation to these interest rate swaps.

(figures in thousands of $)
	Three months ended
	March 31,
	2022	2021
Change in fair value of derivative instruments	33,375	14,552
Realized gain/(loss) on derivative instruments	(1,511)	(1,617)
Gain/(loss) on derivatives	31,864	12,935

12.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at March 31, 2022 and December 31, 2021 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(in thousands of $)		March 31,		December 31,
		2022		2021
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	174,053	174,053	200,652	200,652
Restricted cash	Level 1	455	455	518	518
Derivative instruments receivable	Level 2	34,473	34,473	5,862	5,862
Derivative instruments payable	Level 2	—	—	(4,764)	(4,764)
Floating rate long-term debt	Level 2	(1,182,954)	(1,197,083)	(1,206,522)	(1,221,603)
Fixed rate long- term debt	Level 2	(422,309)	(440,050)	(426,897)	(465,287)

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2022.

FLEX LNG Ltd.

Assets Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A) and DNB (S&P Global rating: AA-).

13.        RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of balances due from related parties at March 31, 2022 and December 31, 2021 is as follows:

(in thousands of $)	March 31,	December 31,
	2022	2021
Seatankers Management Norway AS	—	18
Frontline Ltd	—	162
Frontline Management (Bermuda) Limited	33	—
Frontline Management AS	32	1
Northern Ocean Limited	56	47
Avance Gas Trading Ltd	2	—
Sloane Square Capital Holdings Ltd	6	—
Receivables due from related parties	129	228

A summary of balances due to related parties at March 31, 2022 and December 31, 2021 is as follows:

(in thousands of $)	March 31,	December 31,
	2022	2021
Seatankers Management Co. Ltd	(45)	—
Frontline Management (Bermuda) Limited	—	(85)
Frontline Corporate Services Ltd	(26)	(30)
Flex LNG Fleet Management AS	(357)	(232)
SFL Corporation Ltd	(1)	(1)
Payables due to related parties	(429)	(348)

FLEX LNG Ltd.
Related Party Transactions

A summary of (expenses)/income incurred from related parties is as follows:

(in thousands of $)	Three months ended
	March 31,
	2022	2021
Seatankers Management Co Ltd	23	39
Seatankers Management Norway AS	(15)	(22)
Frontline Management (Bermuda) Limited	(64)	(57)
Frontline Management AS	11	(68)
Flex LNG Fleet Management AS	(1,015)	(911)
FS Maritime SARL	(32)	(90)
Northern Ocean Limited	2	1
Front Ocean Management AS	(53)	—
Sloane Square Capital Holdings Ltd	4	—
Avance Gas Trading Ltd	2	—
Total related party transactions	(1,137)	(1,108)

General Management Agreements

We have a service level agreement with Front Ocean Management AS ("Front Ocean"), under which they provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the three months ended March 31, 2022, we recorded an expense with Front Ocean of $0.1 million for these services.

We have an administrative services agreement with Frontline Management AS ("Frontline Management") under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the three months ended March 31, 2022, we recorded an expense with Frontline Management and associated companies of $0.1 million for these services (March 31, 2021: $0.1 million).

We also have an agreement with Seatankers Management Co. Ltd. ("Seatankers") under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the three months ended March 31, 2022, we recorded an expense with Seatankers of $0.0 million for such services (March 31, 2021: $0.0 million).

Technical Management and Support Services

Flex LNG Fleet Management AS is responsible for the provision of technical ship management of all of our vessels. During the three months ended March 31, 2022, we recorded an expense with Flex LNG Management AS of $1.0 million for these services (March 31, 2021: $0.9 million).

Consultancy Services

We held a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer, which was terminated. The fee was set at a maximum of CHF437,995 per annum and was charged on a pro-rated basis for the time allocation of consultancy services incurred. During the three months ended March 31, 2022, we recorded an expense of $0.0 million with FS Maritime SARL for these services (March 31, 2021: $0.1 million).

FLEX LNG Ltd.
14.    SHARE CAPITAL
The Company had an issued share capital at March 31, 2022 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

15.    TREASURY SHARES

As of March 31, 2022, the Company holds an aggregate of 980,000 shares at a cost of $9.4 million, with a weighted average of $9.64 per share, pursuant to the buy-back program, which ceased in November 2021. (December 31, 2021: 980,000 shares).
16.        SUBSEQUENT EVENTS
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.

In April 2022, the Company made a drawdown of $125 million under the revolving tranche of the $375 Million Facility. In connection with the drawdown, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback. The remaining balance of $113.6 million, after deducting for financing costs, was paid from cash and the $125 million commitment under the revolving tranche of the $375 Million Facility remains available for general corporate purposes.

In April 2022, the Company, signed the $320 Million Sale and Leaseback. In May 2022, upon closing of the transaction, the Company received net consideration, after deducting for financing costs, of $317.1 million and used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Facility.

On May 10, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.

On May 10, 2022, the Company’s Board of Directors declared a cash dividend for the first quarter of 2022 of $0.75 per share. The dividend will be paid on or around June 7, 2022, to shareholders on record as of May 25, 2022. The ex-dividend date will be May 24, 2022.

On May 11, 2022, the Company's fourth annual ESG report for 2021 was published and can be found on the Company's website. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board in line with previous years.